Richard A. Krantz
1055 Washington Boulevard
Stamford, CT 06901-2249
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505
Also admitted in New York
and Massachusetts
August 20, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, DC 20549
Re:	FuelCell Energy, Inc.

Registration Statement S-3

File No. 333-164412
Ladies and Gentlemen:
This is in response to your letter of January 29, 2010, with respect to the above-captioned filing (the “Registration Statement”) of FuelCell Energy, Inc. (“FuelCell”). On August 20, 2010, FuelCell filed Amendment No. 2 to the Registration Statement.
Let me respond to the issues you have raised in the order in which they were presented in your letter.
1.	The definitive proxy statement that you reference, including the information required by Part III of the FuelCell Form 10-K for the year ended October 31, 2009, has been timely filed.
2.	All pending confidential treatment requests have been resolved.
3.	You have informed us that you have waived the necessity of FuelCell filing the indenture. Because this is a shelf offering, it is impossible to know the terms and conditions of any security offered in the future. The indenture for any debt offering would be determined at the time of the offering, and would be filed as an exhibit to a post-effective amendment to the Registration Statement.

United States Securities and Exchange Commission
Division of Corporation Finance
August 20, 2010

FuelCell has also filed an acceleration request, requesting the Registration Statement be declared effective on August 26, 2010, or as soon thereafter as practicable.
If you have any additional questions or concerns, please feel free to contact the undersigned.

Very truly yours,
/s/ Richard A. Krantz
Richard A. Krantz

RAK:caj